Exhibit 99.1

TEEKAY OFFSHORE PARTNERS ANNOUNCES

PROPOSED AGGREGATE $500 MILLION PRIVATE OFFERING OF SENIOR NOTES

Hamilton, Bermuda, June 12, 2018 – Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE:TOO) announced today that, subject to market conditions, it intends to offer, with its wholly-owned subsidiary, Teekay Offshore Finance Corp., $500 million in aggregate principal amount of senior unsecured notes due 2023 (the Notes) in a private placement to eligible purchasers under Rule 144A and Regulation S of the Securities Act of 1933, as amended (the Securities Act). The Partnership expects to use the net proceeds from the offering to fund the tender offers to purchase any and all of its outstanding 6% Senior Notes due 2019 and any and all of its outstanding Norwegian Kroner-denominated senior notes due 2019, to fund the repayment of a cross currency swap, to pay any fees and expenses relating to the tender offers and the remainder for general partnership purposes, which may include the repayment of indebtedness. The proposed offering is not conditioned on the consummation of the tender offers.

The Notes to be offered will not be registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The Notes are being offered and sold only to persons reasonably believed to be qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act.

This news release is being issued pursuant to Rule 135c under the Securities Act and does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Teekay Offshore

Teekay Offshore Partners L.P. is a leading international midstream services provider to the offshore oil production industry, focused on the ownership and operation of critical infrastructure assets in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.7 billion, comprised of 63 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, long distance towing and offshore installation vessels, a floating accommodation unit (FAU), and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore’s common units and preferred units trade on the New York Stock Exchange under the symbols “TOO”, “TOO PR A”, “TOO PR B” and “TOO PR E”, respectively.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963

Website: www.teekay.com